UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LIONS GATE ENTERTAINMENT CORP.

(Name of Subject Company (Issuer))

Icahn Partners LP

Icahn Partners Master Fund LP

Icahn Partners Master Fund II LP

Icahn Partners Master Fund III LP

Icahn Fund S.à r.l.

Daazi Holding B.V.

High River Limited Partnership

Hopper Investments LLC

Barberry Corp.

Icahn Onshore LP

Icahn Offshore LP

Icahn Capital LP

IPH GP LLC

Icahn Enterprises Holdings L.P.

Icahn Enterprises G.P. Inc.

Beckton Corp.

Carl C. Icahn

(Names of Filing Persons (Offerors))

Common Shares, no par value per share

(Title of Class of Securities)

535919203

(CUSIP Number of Class of Securities)

Keith L. Schaitkin, Esq.

Associate General Counsel

Icahn Associates Corp. and Affiliated Companies

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4329

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on behalf of Filing Persons)

Copies to:

Donald C. Ross, Esq. Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario M5X 1B8 (416) 362-2111	Jason J. Comerford, Esq. Osler, Hoskin & Harcourt LLP 620 8th Avenue, 36th Floor New York, New York 10036 (212) 867-5800

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$78,986,520.00(1)	$5,631.74(2)

(1)	Estimated solely for the purpose of calculating the fee in accordance with the Rule 0-11 of the Securities Exchange Act of 1934.

(2)	The amount of the fee is based upon the product of 13,164,420 Lions Gate common shares at a price of US$6.00 per share.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Form or registration no.:	None Not applicable	Filing Party: Date Filed:	Not applicable Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

COMBINED SCHEDULE TO

AND

AMENDMENT NO. 15 TO SCHEDULE 13D

This Schedule TO is being filed on behalf of Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Fund S.à r.l., a limited liability company governed by the laws of Luxembourg, Daazi Holding B.V., a limited liability company governed by the laws of The Netherlands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn relating to the offer by Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, High River Limited Partnership, Icahn Fund S.à r.l. and Daazi Holding B.V. (the “Offeror”) to purchase up to 13,164,420 common shares (the “Shares”) of Lions Gate Entertainment Corp. (“Lions Gate”) at a price of US$6.00 per Share. The offer by the Offeror is only to purchase the Shares and is not made for any options, warrants or other rights to acquire Shares.

The offer is subject to the terms and conditions set forth in the Offer to Purchase and Circular dated March 1, 2010 (the “Offer and Circular”). The Offer and Circular and the related Letter of Acceptance and Transmittal (the “Letter of Transmittal”) and Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), constitute the “Offer”.

As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the joint statement on Schedule 13D filed on October 20, 2008 by the Offeror (other than Icahn Fund S.à r.l. and Daazi Holding B.V.).

CUSIP No. 535919203
1	NAME OF REPORTING PERSON High River Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,421,515
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,421,515
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,421,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.77%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 535919203
1	NAME OF REPORTING PERSON Hopper Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,421,515
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,421,515
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,421,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.77%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 535919203
1	NAME OF REPORTING PERSON Barberry Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,421,515
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,421,515
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,421,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.77%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 535919203
1	NAME OF REPORTING PERSON Icahn Partners Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 7,359,605
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,359,605
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,359,605
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.28%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 535919203
1	NAME OF REPORTING PERSON Icahn Partners Master Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,749,372
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,749,372
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,749,372
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.35%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 535919203
1	NAME OF REPORTING PERSON Icahn Partners Master Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,040,848
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,040,848
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,040,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.89%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 535919203
1	NAME OF REPORTING PERSON Icahn Offshore LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,149,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,149,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,149,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.52%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 535919203
1	NAME OF REPORTING PERSON Icahn Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,536,231
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,536,231
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,536,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.58%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 535919203
1	NAME OF REPORTING PERSON Icahn Onshore LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,536,231
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,536,231
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,536,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.58%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 535919203
1	NAME OF REPORTING PERSON Icahn Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,686,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,686,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,686,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.10%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 535919203
1	NAME OF REPORTING PERSON IPH GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,686,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,686,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,686,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.10%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 535919203
1	NAME OF REPORTING PERSON Icahn Enterprises Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,686,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,686,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,686,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.10%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 535919203
1	NAME OF REPORTING PERSON Icahn Enterprises G.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,686,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,686,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,686,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.10%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 535919203
1	NAME OF REPORTING PERSON Beckton Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,686,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,686,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,686,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.10%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 535919203
1	NAME OF REPORTING PERSON Carl C. Icahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,107,571
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,107,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,107,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.87%
14	TYPE OF REPORTING PERSON IN

Item 6.	Purposes of the Transaction and Plans or Proposals

The Offer is not the first step in a series of transactions undertaken with the purpose or reasonable likelihood of producing a “going private effect” as specified in Rule 13e-3 under the Securities Exchange Act of 1934, as amended.

Item 10.	Financial Statements

As (i) the Offer is not subject to any financing condition; (ii) the cash required for the purchase of Shares by the Offeror pursuant to the Offer will be provided from the Offeror’s cash on hand, including margin borrowings under existing brokerage arrangements; and (iii) the Offeror and its principal are well known investors with a history of making substantial investments in major corporations, and in light of the approximately $79 million necessary to complete the Offer, the Offeror does not believe that its financial statements are material to Shareholders and therefore such financial statements have not been included.

Item 12.	Exhibits

Exhibit	Description

(a)(1)(i)	Offer to Purchase and Circular, dated March 1, 2010 (filed herewith)

(a)(1)(ii)	Letter of Acceptance and Transmittal (filed herewith)

(a)(1)(iii)	Notice of Guaranteed Delivery (filed herewith)

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith)

(a)(1)(v)	Letter to Clients (filed herewith)

(a)(5)(i)	Summary Advertisement of the Offerors dated March 1, 2010 (filed herewith)

(h)(1)(i)	Opinion of Osler, Hoskin & Harcourt LLP regarding Material Canadian Federal Income Tax Considerations dated March 1, 2010 (filed herewith)

(h)(1)(ii)	Opinion of Osler, Hoskin & Harcourt LLP regarding Material U.S. Federal Income Tax Considerations dated March 1, 2010 (filed herewith)

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ICAHN PARTNERS LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN FUND S.À R.L.

By:	/S/ KEITH COZZA
Name:	Keith Cozza
Title:	Chief Executive Officer

DAAZI HOLDING B.V.

By:	/S/ KEITH COZZA
Name:	Keith Cozza
Title:	Chief Executive Officer

HIGH RIVER LIMITED PARTNERSHIP
BY:	Hopper Investments LLC, its general partner
BY:	Barberry Corp., its sole member

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

HOPPER INVESTMENTS LLC
BY:	Barberry Corp., its sole member

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

BARBERRY CORP.

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN ONSHORE LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN OFFSHORE LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN CAPITAL LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

IPH GP LLC

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P. BY: Icahn Enterprises G.P. Inc., its general partner

By:	/S/ DOMINICK RAGONE
Name:	Dominick Ragone
Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/S/ DOMINICK RAGONE
Name:	Dominick Ragone
Title:	Chief Financial Officer

BECKTON CORP.

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

/S/ CARL C. ICAHN
Name:	Carl C. Icahn

Date: March 1, 2010

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Purchase and Circular, dated March 1, 2010 (filed herewith)

(a)(1)(ii)	Letter of Acceptance and Transmittal (filed herewith)

(a)(1)(iii)	Notice of Guaranteed Delivery (filed herewith)

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith)

(a)(1)(v)	Letter to Clients (filed herewith)

(a)(5)(i)	Summary Advertisement of the Offerors dated March 1, 2010 (filed herewith)

(h)(1)(i)	Opinion of Osler, Hoskin & Harcourt LLP regarding Material Canadian Federal Income Tax Considerations dated March 1, 2010 (filed herewith)

(h)(1)(ii)	Opinion of Osler, Hoskin & Harcourt LLP regarding Material U.S. Federal Income Tax Considerations dated March 1, 2010 (filed herewith)